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VF 3-12-04

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04003769 ... 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
|---|
| 8-050200 |

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Funds Distributor, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson, Suite 400
(No. and Street)

Irvine (City) | California (State) | 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.377.2191
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300 | Seattle, | Washington | 98104
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# *WM Funds Distributor, Inc.*

***(A Wholly Owned Subsidiary of***
***WM Advisors, Inc.)***
***(SEC ID No. 8-50200)***

*Financial Statements for the*
*Year Ended December 31, 2003,*
*Independent Auditors' Report, and*
*Supplemental Report on Internal Control*
*(Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)*

# WM FUNDS DISTRIBUTOR, INC.
## (A Wholly Owned Subsidiary of WM Advisors, Inc.)

## TABLE OF CONTENTS

**Page**

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of WM Funds Distributor, Inc. (a wholly owned subsidiary of WM Advisors, Inc.) (the "Company") as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

# WM FUNDS DISTRIBUTOR, INC.
## (A Wholly Owned Subsidiary of WM Advisors, Inc.)

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 14,943,590 |
| RECEIVABLES: | |
| Affiliates | 4,137,073 |
| Others | 779,747 |
| Total receivables | 4,916,820 |
| FURNITURE, FIXTURES, AND EQUIPMENT—At cost, less accumulated depreciation of $1,776,268 | 1,017,646 |
| FEDERAL AND STATE INCOME TAX RECEIVABLE FROM WMI | 583,421 |
| PREPAID AND OTHER ASSETS: | |
| Prepaid commissions | 3,540,267 |
| Prepaid pension | 471,016 |
| Others | 37,848 |
| Total prepaid and other assets | 4,049,131 |
| TOTAL | $25,510,608 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 4,380,097 |
| Payable to affiliates | 2,860,577 |
| Accrued salaries and related benefits | 1,610,303 |
| Deferred tax liabilities—net | 88,506 |
| Total liabilities | 8,939,483 |
| COMMITMENTS AND CONTINGENCIES (Note 9) | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 10,000 shares | 100,000 |
| Additional paid-in capital | 28,358,187 |
| Accumulated deficit | (11,887,062) |
| Total stockholder's equity | 16,571,125 |
| TOTAL | $25,510,608 |

See notes to financial statements.

# WM FUNDS DISTRIBUTOR, INC.
## (A Wholly Owned Subsidiary of WM Advisors, Inc.)

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| REVENUES: | |
| Distribution fees | $25,591,221 |
| Service fees | 13,400,585 |
| Underwriting fees | 6,775,255 |
| Commission income | 2,960,832 |
| Other | 526,888 |
| Interest | 54,986 |
| Total revenues | 49,309,767 |
| EXPENSES: | |
| Marketing and fund distribution | 24,299,133 |
| 12b-1 and trailer fees | 17,811,814 |
| Compensation, related benefits, and payroll taxes | 12,734,372 |
| General and administrative | 5,233,333 |
| Total expenses | 60,078,652 |
| LOSS BEFORE INCOME TAX BENEFIT | (10,768,885) |
| INCOME TAX BENEFIT | 4,163,437 |
| NET LOSS | $ (6,605,448) |

See notes to financial statements.

## WM FUNDS DISTRIBUTOR, INC.
### (A Wholly Owned Subsidiary of WM Advisors, Inc.)

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (6,605,448) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 683,811 |
| Deferred taxes | 42,962 |
| Changes in operating assets and liabilities: | |
| Receivable from others | (592,178) |
| Receivable from affiliates | (1,444,999) |
| Prepaid and other assets | (4,021,413) |
| Payable to affiliates | 1,320,210 |
| Accounts payable and accrued expenses | 2,193,540 |
| Accrued salaries and related benefits | 762,226 |
| Income taxes receivable from WMI | (315,462) |
| Net cash used in operating activities | (7,976,751) |
| CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture, fixtures, and equipment | (264,040) |
| CASH FLOWS FROM FINANCING ACTIVITIES—Capital contributions from WMAI | 15,000,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 6,759,209 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 8,184,381 |
| End of year | $ 14,943,590 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash received during the year for income taxes | $ 3,894,118 |

See notes to financial statements.

**WM FUNDS DISTRIBUTOR, INC.**
**(A Wholly Owned Subsidiary of WM Advisors, Inc.)**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2003**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| BALANCE—January 1, 2003 | $ 100,000 | $ 13,358,187 | $ (5,281,614) | $ 8,176,573 |
| Net loss | | | (6,605,448) | (6,605,448) |
| Capital contributions from WMAI | | 15,000,000 | | 15,000,000 |
| BALANCE—December 31, 2003 | $ 100,000 | $ 28,358,187 | $ (11,887,062) | $ 16,571,125 |

See notes to financial statements.

## 1. SIGNIFICANT ACCOUNTING POLICIES

***Nature of Business***—WM Funds Distributor, Inc. (the "Company") is a broker/dealer registered with the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of the state of Washington and is a wholly owned subsidiary of WM Advisors, Inc. ("WMAI"). WMAI is a wholly owned subsidiary of New American Capital, Inc. ("NACI") and a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI"). The Company is headquartered in Sacramento, California, and serves as the principal contracted distributor of the WM Group of Funds (the "Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Principal sources of revenue include service fees, distribution fees, and commissions for providing distribution services to the Funds.

***Cash and Cash Equivalents***—The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents. This includes such amounts held in the WM Money Market Fund (Note 2).

***Prepaid Commissions***—Commission costs related to the sale of the Class C portfolio are capitalized. Amortization is provided on the straight-line method over a 12-month period.

***Capitalization of Software Costs***—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project, generally three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

***Depreciation***—Depreciation of furniture, fixtures, and equipment is provided on the straight-line method over the estimated useful lives of the assets, which range from three to 10 years.

***Income Taxes***—The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

***Stock-Based Compensation***—The Company has stock-based compensation arrangements that are described in Note 5. The Company adopted the fair value recognition provisions of Statement of

Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, on January 1, 2003. SFAS No. 123 states that the adoption of the fair-value-based method is a change to a preferable method of accounting. In accordance with SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, the fair value method of accounting was applied to awards granted subsequent to January 1, 2003. The amount of expense associated with stock-based compensation is settled in cash through the intercompany account. As such, the amount is recorded as a liability rather than a contribution of capital.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***New Accounting Pronouncements***—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that a guarantor make certain disclosures regarding guarantees or indemnification agreements and that a liability be recognized for the fair value of the guarantee. The Company's adoption of the provisions of FIN 45 did not have a material impact on the Company's financial statements.

## 2. TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI, the Company is affiliated with Washington Mutual Bank ("WMB") and Washington Mutual Bank, FA ("WMBFA") (collectively, the "Banks") and WM Financial Services, Inc. ("WMFS") through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors. In the ordinary course of business, the Company entered into transactions with these affiliates during 2003 as follows:

***WMI***—WMI maintains a noncontributory cash balance defined benefit pension plan (the "Plan"), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. The amount funded by the Company is recorded as prepaid pension and expensed based on the Plan costs as allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for eligible employees of the Company that allows participants to make contributions by salary deduction up to 50% or less of their salaries pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's matching contributions vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on estimated employee benefits.

Certain employees of the Company have nonqualified options to acquire stock of WMI. To the extent these options are exercised, the Company records the tax benefit to be received by the consolidated group through the intercompany account.

WMI sponsors supplemental employee and executive retirement plans ("SERP") for the benefit of certain officers of the Company. The plans are designed to supplement the benefits that are accrued under the Plan.

Total Plan, 401(k) savings plan, postemployment benefit plan, and SERP expenses were $513,993 for the year ended December 31, 2003.

Cash and cash equivalents of $8,349,264 were held in the WM Money Market Fund as of December 31, 2003. Dividend income earned from this fund for 2003 totaled $54,986.

***The Banks***—Amounts payable to the Banks at December 31, 2003, which represent expenses payable to the Banks as paying agent for the Company and other allocated charges, totaled $2,715,415 at December 31, 2003.

***The Funds***—Substantially all revenue recorded by the Company during 2003 was for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, each Fund compensates the Company for expenses incurred in marketing and distribution of the Fund's shares. Compensation is limited to a stipulated percentage of the Fund's average net assets. Marketing and distribution expenses incurred under these agreements, which totaled $17,811,814 for 2003, are reflected as 12b-1 fees with the compensation received from the Funds included in distribution fees in the accompanying statement of operations.

Receivables from the Funds related to reimbursements of expenses totaled $4,137,073 at December 31, 2003. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

***Administrative Services***—The Company, WMBFA, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMBFA and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are recorded in the Company's financial statements. This amount totaled $214,429 in 2003.

***Technology Services***—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on agreed-upon rates. The technology service costs allocated from WMI to the Company recorded in the Company's financial statements totaled $110,065 in 2003.

Management believes that the administrative and technology service arrangements are negotiated on terms substantially similar to market terms.

***Other Affiliates***—During 2003, 12b-1 fees paid to WMFS for the sale of shares of the Funds totaled $9,745,756, and the reported payable to WMFS for 12b-1 fees was $949,992 at December 31, 2003. Additionally, revenue sharing paid to WMFS totaled $2,902,771 and the reported payable to WMFS for revenue sharing was $144,162 at December 31, 2003.

***Office Sublease***—The Company subleases office space from WMBFA (the "sublessors") on a monthly basis. Rent expense charged in 2003 and future rent are based on the sublessor's cost-sharing

methodology and are allocated monthly to the Company. Rent expense for the year ended December 31, 2003, was $382,383.

## 3. FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consists of the following at December 31, 2003:

| | |
|---|---|
| Software | $2,093,045 |
| Furniture and equipment | 700,869 |
| Accumulated depreciation | (1,776,268) |
| | $1,017,646 |

Depreciation expense for 2003 was $683,811.

## 4. INCOME TAXES

Income taxes for the year ended December 31, 2003, consist of the following:

| | |
|---|---|
| Current: | |
| Federal | $(3,455,075) |
| State | (751,324) |
| | (4,206,399) |
| Deferred: | |
| Federal | 85,432 |
| State | (42,470) |
| | 42,962 |
| Income tax benefit | $(4,163,437) |

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liabilities at December 31, 2003, were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Pension and related items | $ 70,244 |
| Accrued liabilities | 98,917 |
| Fixed assets | 1,594 |
| Total deferred tax asset | 170,755 |
| Deferred tax liabilities: | |
| State taxes | 256,621 |
| Other | 2,640 |
| Total deferred tax liabilities | 259,261 |
| Net deferred tax liabilities | $ (88,506) |

## 5. STOCK-BASED COMPENSATION

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

***Stock Option Plan***—From time to time, the Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI's common stock on the designated dates, and all options vest one to three years after the award date and expire five to 10 years from the award date.

***Equity Incentive* Plan**—Under the terms of the Equity Incentive Plan, grants of restricted stock are made for the benefit of all employees, officers, directors, consultants, and advisors of the Company. Restricted stocks accrue dividends. All canceled or forfeited shares become available for future grants. Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. These shares generally vest at the end of a three-year period.

***Employee Stock Purchase Plan***—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee may purchase WMI's common stock at a 15% discount from the fair market value of the common stock at the beginning of a six-month offering period or the end of the six-month offering period, whichever price is lower, without paying brokerage fees or commissions on purchases. The Company pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old, have completed at least one month of service, and work at least 20 hours per week. Participation can be through either payroll deductions or lump-sum payments with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends are automatically reinvested.

Expense recorded in the financial statements relating to the plans described above was $40,461.

## 6. CAPITAL CONTRIBUTION

The Board of Directors of WMAI approved capital contributions from WMAI to the Company totaling $15,000,000 during 2003.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that capital equity may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $7,763,436, which was $7,173,371 in excess of its required net capital of $590,065. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.14 to 1.00.

## 8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the rule.

## 9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, which, in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

* * * * * *

# WM FUNDS DISTRIBUTOR, INC.
## (A Wholly Owned Subsidiary of WM Advisors, Inc.)

### COMPUTATION OF NET CAPITAL
### DECEMBER 31, 2003

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity from statement of financial condition | $16,571,125 |
| Nonallowable assets and other charges: | |
| Furniture, fixtures, and equipment | 1,017,646 |
| Receivables from affiliates and others | 2,990,506 |
| Federal and state income tax receivable from WMI | 583,421 |
| Prepaid and other assets | 4,049,131 |
| | 8,640,704 |
| CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION CHARGE | 7,930,421 |
| HAIRCUT ON MONEY MARKET SECURITIES | 166,985 |
| NET CAPITAL | $ 7,763,436 |
| AGGREGATE INDEBTEDNESS: | |
| Payable to affiliates and others | $ 7,240,674 |
| Accrued salaries and related benefits | 1,610,303 |
| | $ 8,850,977 |
| BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital—The greater of $25,000 or 6-2/3% of aggregate indebtedness | $ 590,065 |
| Excess net capital | $ 7,173,371 |
| Ratio of aggregate indebtedness to net capital | 1.14 to 1.00 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17a-5 (the "Form") filing of February 22, 2004. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

| | |
|---|---|
| Net capital as originally filed | $ 7,113,761 |
| Audit adjustments affecting nonallowable assets: | |
| Reclassification from nonallowable assets to aggregate indebtedness | 649,675 |
| Net capital as amended | $ 7,763,436 |
| Aggregate indebtedness as originally filed | $ 9,500,652 |
| Adit adjustments affecting aggregate indebtedness: | |
| Reclassification from nonallowable assets to aggregate indebtedness | (649,675) |
| Aggregate indebtedness as amended | $ 8,850,977 |

**OATH OR AFFIRMATION**

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Funds Distributor, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FVP, Treasurer

Title

Notary Public

Notary Public
State of Washington
ZHUFENG FAN
My Appointment Expires Dec 20, 2006

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | (a) | Facing Page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income (Loss). |
| (x) | (d) | Statement of Changes in Financial Condition. |
| (x) | (e) | Statement of Changes in Stockholders' Equity. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors. |
| (x) | (g) | Computation of Net Capital. |
| ( ) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ( ) | (i) | Information Relating to the Possession or Control Requirements under Rule 15c3-3. |
| ( ) | (j) | A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (x) | (1) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

## SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of WM Funds Distributor, Inc. (a wholly owned subsidiary of WM Advisors, Inc.) (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2004